SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

19 March 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 19 March, 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                          Protherics PLC

                                               Notification of Major Interests in Shares

London,  UK;  Brentwood,  TN, US: 19 March 2007 - Protherics PLC ("Protherics" or the "Company"),  the international biopharmaceutical company  focused on critical  care and cancer,  announces  that,  on 16 March 2007, a  notification  of interest in the ordinary  share capital of the Company was received from AXA  Investment  Managers  Limited on behalf of
AXA S.A. in accordance  with the  Transparency Obligations Directive.  Details of the interest notified are as follows:

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1.  Reason for the notification (please tick the appropriate box or boxes)
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An acquisition or disposal of voting rights
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An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
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An event changing the breakdown of voting rights
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Other (please specify): CONFIRMATION OF CURRENT POSITION USING STANDARD FORM AS REQUIRED BY EUTD           x
REGULATIONS
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2. Full name of person(s) subject to the                 AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of
notification obligation:                                                         companies.
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3. Full name of shareholder(s) (if different from
2.):
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4. Date of the transaction (and date on which the                               2 March 2007
threshold is crossed or reached if different):
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5. Date on which issuer notified:                                              16 March 2007
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6. Threshold(s) that is/are crossed or reached:
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7. Notified details:
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A: Voting rights attached to shares
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Class/type of       Situation previous to the    Resulting situation after the triggering transaction
shares
if possible using
the ISIN CODE       Triggering transaction
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                    Number of    Number of       Number     of  Number of voting rights        % of voting rights
                    Shares       Voting Rights   shares
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                                                 Direct         Direct         Indirect        Direct     Indirect
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 GB0007029209                                     318,221        318,221        33,039,187      0.09%      9.74%
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B: Financial Instruments
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Resulting situation after the triggering transaction
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Type of financial       Expiration       Exercise/ Conversion       Number of voting rights       % of voting rights
instrument              date             Period/ Date               that may be acquired if the
                                                                    instrument is exercised/
                                                                    converted.
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Total (A+B)
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Number of voting rights                                  % of voting rights
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                      33,357,408                                                    9.84%
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8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
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               Name of Company/Fund                         Number of Shares             % of issued share capital

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AXA UK Investment Co ICVC                                       1,113,331                  0.3283
UK Smaller Companies Fund
                     Indirect
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Sun Life Pensions Management Ltd                                   11,250                  0.00332
                      Direct
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Sun Life Unit Assurance Ltd                                        53,913                  0.01590
FTSE All Share Tracker
                      Direct
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Sun Life Pensions Management                                      253,058                  0.07462
FTSE All Share Tracker
                      Direct
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AXA Framlington                                                13,434,482                  3.96170
UK Select Ops
                     Indirect
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AXA Framlington                                                13,753,131                  4.05567
Equity Income
                     Indirect
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AXA Framlington                                                 1,329,998                  0.39220
Health
                     Indirect
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AXA Framlington                                                   900,000                  0.26540
Managed Balanced
                     Indirect
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AXA Framlington                                                   592,599                  0.17475
Biotech
                     Indirect
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AXA Framlington                                                   394,259                  0.11626
BAE Systems Pensions Fund CIF Trustees
                     Indirect
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AXA Framlington                                                   176,049                  0.05192
BAE Systems 2000 Pensions Fund
                     Indirect
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Framlington onshore private clients                             1,289,088                  0.38014
                     Indirect
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Framlington onshor private clients                                 56,250                  0.01659
                     Indirect
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                                       Total Direct               318,221                  0.09384
                                     Total Indirect            33,039,187                  9.74295
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                                              TOTAL            33,357,408                  9.83679
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Proxy Voting:
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9. Name of the proxy holder:
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10. Number of voting rights proxy holder will cease to hold:
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11. Date on which proxy holder will cease to hold voting    rights:
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12. Additional information:
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                                                               | Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                                          +44 (0) 7919  480510
Julie Vickers, Company Secretary                                                     +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                                                      +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                              +1 212 850 5600

Or visit www.protherics.com

END